Exhibit 99.1

Concord Medical Reports Financial Results for the First Half of 2016

BEIJING, August 24, 2016 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the six months ended June 30, 2016[1].

2016 First Half Highlights

•	Total net revenues were RMB254.6 million ($38.3 million) in the first half of 2016, a 21.7% decrease from total net revenues of RMB325.2 million in the same period last year. Total net revenues included net revenue from the network business of RMB246.7 million ($37.1 million) and net revenue from Concord Cancer Hospital of RMB8.0 million ($1.2 million).
•	Gross profit was RMB101.6 million ($15.3 million), representing a 33.9% decrease from RMB153.6 million in the first half of 2015. The gross profit margin for the first half of 2016 was 39.9%, compared to 47.2% for the same period last year.
•	Net loss attributable to ordinary shareholders in the first half of 2016 was RMB50.4 million ($7.6 million), which consisted of net loss of RMB32.2 million in the first quarter and RMB18.2 million in the second quarter of 2016, compared to net income of RMB65.1 million in the same period last year.
•	Both basic and diluted loss per American Depositary Share ("ADS")[2] in the first half of 2016 were RMB1.15 ($0.17), compared to basic and diluted profit per ADS of RMB1.45 and RMB1.44, respectively, in the same period last year.
•	Non-GAAP net loss in the first half of 2016 was RMB50.0 million ($7.5 million), compared to non-GAAP net income of RMB69.1 million in the same period last year. Non-GAAP basic and diluted loss per ADS in the first half of 2016 were both RMB1.12 ($0.16).
•	Adjusted EBITDA[3] (non-GAAP) was RMB68.6 million ($10.3 million) in the first half of 2016, representing a 49.1% decrease from RMB134.8 million in the same period last year.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, "Due to the uncertainties in the regulatory environment and closure of cooperative centers, our revenue and profit were still under pressure during the second quarter of 2016. However, we are glad to see our initiatives in cutting the cost and administrative expenses of cooperative centers are paying off and the net loss has apparently decreased in the second quarter compared to the first quarter of this year."

"During the second quarter, we have made great effort in improving the oncology services provided by our Concord Cancer Hospital in Singapore. We kept upgrading the hospital under the guidance of MD Anderson Cancer Center, a linear accelerator is promised to be set up and more initiatives in immunotherapy have been developed to help more patients from Southeast Asia and mainland China."

"The first cancer hospital under our Meizhongjiahe brand, Datong Meizhongjiahe Cancer Hospital, was opened preliminarily in May. Equipped with MRI and advanced linear accelerator, the 100-bed high-end hospital will provide advanced imaging diagnosis and radiotherapy to patients in Datong and nearby cities in Shanxi Province. Also, the pace of developing the Meizhongjiahe network of wholly-owned specialty cancer hospitals and imaging diagnosis centers around China was accelerated. Our next step is to expand the Meizhongjiahe network in second-tier and third-tier cities, where there is a strong patient demand for advanced cancer diagnosis and treatments but there is a lack of resources and services. As part of the Company's comprehensive development strategy, the hospitals in Meizhongjiahe brand will join our planned premium hospitals in Beijing, Shanghai and Guangzhou to expand the Company's domestic coverage."

2016 First Half Financial Results

Network Business

Net revenues from the network business were RMB246.7 million ($37.1 million), a 22.2% decrease from net revenues of RMB317.0 million in the first half of 2015, primarily attributable to the closure of certain cooperative centers in our network of centers during the past year and changes to the revenue-sharing split arrangements under the contracts between the Company and our public hospital partners. As of June 30, 2016, with two centers closed in the second quarter, the Company operated a network of 123 cooperative centers in 52 cities in China and had entered into agreements to establish one additional center.

Cost of revenue of the network business was RMB137.9 million ($20.7 million), a 12.7% decrease from RMB157.8 million in the first half of 2015.

Gross profit from the network business was RMB108.8 million ($16.4 million), representing a 31.7% decrease from RMB159.2 million in the first half of 2015. The gross profit margin for the first half of 2016 was 44.1%, compared to 50.2% for the same period last year. The decrease was mainly due to the closure of certain cooperative centers in our network of centers during the past year and the changes in the revenue-sharing split according to the contracts signed between the Company and our public hospital partners, bringing more significant decrease in net revenue compared to decrease in cost.

Selling expenses of the network business were RMB41.1 million ($6.2 million), representing a 22.0% decrease from RMB52.7 million in the first half of 2015. Selling expenses as a percentage of total net revenues was 16.7% in the first half of 2016, same as the first half of 2015. The decrease in selling expenses of the network business was mainly due to reduced marketing, conference, office and travel expenses.

General and administrative expenses of the network business were RMB52.7 million ($7.9 million), representing a 12.7% increase from RMB46.8 million in the first half of 2015. General and administrative expenses as a percentage of total net revenues were 21.4% in the first half of 2016, compared to 14.8% in the same period last year. The increases were mainly due to higher rental expenses, bank charges and professional fees as compared to the same period last year, as well as expenses occurred in setting up new domestic subsidiaries.

Comparing to RMB65.8 million in the same period last year, capital expenditures decreased to RMB30.9 million ($4.6 million) in the first half of 2016, of which RMB16.1 million was related to the development of new hospital projects in China.

Accounts receivable was RMB217.7 million ($32.8 million) as of June 30, 2016, compared to RMB215.8 million as of December 31, 2015. The average period of sales outstanding for accounts receivable (also known as Days Sales Outstanding) was 160 days in the first half of 2016.

As of June 30, 2016, the Company had bank credit lines totaling RMB3.5 billion ($524.6 million), of which RMB1.1 billion ($168.9 million) was utilized.

During the first half of 2016, the Company handled 10,700 patient treatment cases and 141,408 patient diagnostic cases, representing a 19.4% decrease and a 10.4% decrease from the same period last year, respectively, mainly due to the closure of certain cooperative centers during the past year.

Hospital Business

Concord Cancer Hospital[4] is a leading privately-owned, for-profit oncology hospital in Singapore. The Company acquired Concord Cancer Hospital, formerly known as Fortis Surgical Hospital, in April 2015 and is now transforming it into a premium cancer hospital.

Net revenues from the hospital business were RMB8.0 million ($1.2 million or S$1.6 million [5]) in the first half of 2016.

Cost of service of the hospital business in the first half of 2016 was RMB15.2 million ($2.3 million or S$3.1 million).

Gross loss from the hospital business was RMB7.2 million ($1.1 million or S$1.5 million) in the first half of 2016.

Selling expenses of the hospital business were RMB0.3 million ($0.05 million or S$0.04 million) in the first half of 2016.

General and administrative expenses of the hospital business were RMB22.8 million ($3.4 million or S$4.6 million) in the first half of 2016, of which employee benefit expenses were RMB13.9 million ($2.1 million or S$2.8 million).

Capital expenditures of the hospital were RMB5.9 million ($0.9 million or S$1.2 million) in the first half of 2016, which was mainly related to the newly added diagnostic equipment in Concord Cancer Hospital.

As of June 30, 2016, Concord Cancer Hospital had accounts receivable of RMB1.2 million ($0.2 million or S$0.2 million). The number of Days Sales Outstanding was 42 days.

Concord Cancer Hospital operated 31 beds and had 77 medical and non-medical staff as of June 30, 2016.

Recent Developments

Share Repurchase Program

On August 10, 2015, the Company announced a share repurchase program, under which Concord Medical is authorized to repurchase up to $20.0 million of its outstanding ADSs for cash in open market transactions or by other means as long as the price per ADS is no more than $7.99, depending on market conditions and other factors. As of August 23, 2016, Concord Medical had repurchased 1,581,441 ADSs, representing 4,744,323 ordinary shares, for an aggregate consideration of $7.7 million, including commissions. As of June 30, 2016, the Company had a total of 43.4 million outstanding ADSs.

"Going Private" Proposal Letter

The Company announced that its board of directors (the "Board") has received a non-binding proposal letter, dated July 11, 2016, from Mr. Jianyu Yang, Chairman and Chief Executive Officer of the Company, Morgancreek Investment Holdings Limited, an investment vehicle controlled by Mr. Yang ("Morgancreek"), and Blue Ocean Management Limited (together with Mr. Yang and Morgancreek, the "Buyer Parties"), pursuant to which the Buyer Parties proposed to acquire all of the outstanding Class A ordinary shares and ADSs of the Company, in both cases, that are not beneficially owned by the Buyer Parties and their affiliates, at a price of $1.73 per Class A ordinary share or $5.19 per ADS, as the case may be, in cash, in a "going private" transaction, subject to certain conditions. Consistent with its fiduciary duties, the Board, in consultation with its legal and financial advisors, will carefully review the proposal from the Buyer Parties to determine the course of action that it believes is in the best interests of the Company's shareholders.

Notes:

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations of RMB into U.S. dollars are made at a rate of RMB6.6459 to $1.00, the noon buying rate in New York City for cable transfers payable in RMB, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2016.

[2] Each ADS represents three Class A ordinary shares of the Company.

[3] Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange gain (loss), gain (loss) from disposal of property, plant and equipment, changes in fair value of derivative and other income.

[4] The financial results of Concord Cancer Hospital were consolidated into our financial results starting in the second quarter of 2015.

[5] Translations of Singapore dollar amounts into U.S. dollars are made at a rate of S$1.3489 to $1.00, the noon buying rate in New York City for cable transfers payable in Singapore dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2016.

Conference Call Information

Concord Medical's management will hold an earnings conference call at 8:00 a.m. Eastern Time on August 25, 2016 (8:00 p.m. Beijing/Hong Kong time on August 25, 2016).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	1 866 519 4004
International:	65 67135090
U.K. Toll Free:	08082346646
Hong Kong Toll Free:	800906601
China Local:	400-620-8038/800-819-0121
Passcode:	CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free:	1 855 452 5696
International:	61 2 8199 0299
Conference ID:	63078962

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2016, the Company operated a network of 123 centers with 73 hospital partners that spanned 52 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. As part of its high-end cancer hospital development strategy and oversea business extension, the Company acquired Concord Cancer Hospital, a private hospital in Singapore in April, 2015. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This news release may contain "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions. These forward looking statements are based upon management's current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government's policies and actions to control inflation. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense and bad debt provision. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company's core operating results, as such expense is not directly attributable to the underlying performance of the Company's business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense and changes in fair value of derivatives are important in helping investors to understand the Company's current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, and share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain (loss), gain (loss) from disposal of property, plant and equipment, changes in fair value of derivatives and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2015	June 30, 2016
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	485,440	164,005	24,678
Restricted cash, current portion	555,035	852,874	128,331
Short term investment	60,000	-	-
Accounts receivable	218,254	218,933	32,943
Inventories	3,897	4,653	700
Prepayments and other current assets	76,966	74,275	11,176
Net investments in direct financing leases, current portion	100,988	88,840	13,368
Deferred tax assets, current portion	2,447	3,496	525
Total current assets	1,503,027	1,407,076	211,721

Non-current assets
Property, plant and equipment, net	918,815	967,082	145,516
Intangible assets, net	43,453	37,058	5,576
Deposits for non-current assets	251,058	194,707	29,297
Net investments in direct financing leases, non-current portion	108,917	59,842	9,004
Deferred tax assets, non-current portion	29,069	34,751	5,229
Equity method investments	230,981	208,173	31,324
Cost method investments	22,160	22,160	3,334
Other non-current assets	54,720	46,801	7,042
Prepaid land lease payments	429,779	435,657	65,553
Total non-current assets	2,088,952	2,006,231	301,875

Total assets	3,591,979	3,413,307	513,596

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	565,994	815,852	122,760
Long-term bank borrowings, current portion	350,786	262,340	39,474
Accounts payable	808	3,164	476
Accrual for purchase of property, plant and equipment	4,881	4,400	662
Accrued expenses and other liabilities	227,839	331,645	49,902
Income tax payable	67,258	18,328	2,758
Deferred revenue, current portion	1,522	279	42
Dividend payable	288,157	2,388	359
Deferred tax liabilities, current portion	2,249	2,146	323
Total current liabilities	1,509,494	1,440,542	216,756

Non-current liabilities
Long-term bank borrowings, non-current portion	270,654	230,615	34,700
Deferred tax liabilities, non-current portion	48,513	57,917	8,715
Long-term secured borrowings	326,487	287,258	43,223
Other long term liabilities	3,042	2,945	443
Total non-current liabilities	648,696	578,735	87,081

Total liabilities	2,158,190	2,019,277	303,837

EQUITY
Ordinary shares	105	105	16
Treasury stock	(6)	(8)	(1)
Additional paid-in capital	1,774,330	1,749,059	263,179
Accumulated other comprehensive loss	(46,574)	(51,395)	(7,733)
Accumulated deficit	(336,328)	(386,688)	(58,184)
Total Concord Medical Services Holdings Limited shareholders' equity	1,391,527	1,311,073	197,277
Non-controlling interests	42,262	82,957	12,482

Total equity	1,433,789	1,394,030	209,759

Total liabilities and equity	3,591,979	3,413,307	513,596

Concord Medical Services Holdings Co., Ltd.

Consolidated Profit & Loss

(in thousands, except per ADS data)

	For The Six Months Ended
	June 30, 2015	June 30, 2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax , value-added tax and related surcharges :
Network	317,039	246,653	37,114
Hospital	8,202	7,982	1,201
Total net revenues	325,241	254,635	38,315

Cost of revenues:
Network	(157,832)	(137,859)	(20,744)
Hospital	(13,795)	(15,217)	(2,290)
Total cost of revenues	(171,627)	(153,076)	(23,034)

Gross profit	153,614	101,559	15,281

Operating expenses:
Selling expenses	(52,741)	(41,412)	(6,231)
General and administrative expenses	(54,132)	(75,472)	(11,356)

Operating income (loss)	46,741	(15,325)	(2,306)
Interest expense	(23,498)	(41,821)	(6,293)
Foreign exchange income	1,743	417	63
Gain (loss) from disposal of property, plant and equipment	(1,304)	38	6
Interest income	11,626	13,761	2,071
Changes in fair value of derivatives	-	2,776	418
Equity pick up of equity investee	4,260	3,560	536
Other income	33,573	690	104

Income (loss) from continuing operations before income tax	73,141	(35,904)	(5,401)
Income tax expenses	(8,207)	(15,433)	(2,322)
Net income (loss)	64,934	(51,337)	(7,723)

Net loss attributable to non-controlling interests	(124)	(975)	(147)

Net income (loss) attributable to ordinary shareholders	65,058	(50,362)	(7,576)

Earnings (loss) per ADS
Basic	1.45	(1.15)	(0.17)
Diluted	1.44	(1.15)	(0.17)

Weighted average number of ADS outstanding:
Basic	44,945,433	43,726,902	43,726,902
Diluted	45,129,482	43,726,902	43,726,902

Other comprehensive loss, net of tax
Foreign currency translation	(631)	(4,821)	(725)
Total other comprehensive income loss, net of tax	(631)	(4,821)	(725)
Comprehensive income (loss)	64,303	(56,158)	(8,448)
Comprehensive income (loss) attributable to noncontrolling interests	(124)	590	90
Comprehensive income (loss) attributable to Concord Medical Services Holdings Limited’s shareholders	64,427	(56,748)	(8,538)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the six months ended June 30, 2015			For the six months ended June 30, 2016
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating income (loss)	46,741	4,162	50,903	(15,325)	1,342	(13,983)
Net income (loss)	64,934	4,162	69,096	(51,337)	1,342	(49,995)
Basic earnings (loss) per ADS	1.45	0.09	1.54	(1.15)	0.03	(1.12)
Diluted earnings (loss) per ADS	1.44	0.09	1.53	(1.15)	0.03	(1.12)

(*) The adjustments include share-based compensation and changes in fair value of derivatives.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the six months ended	For the six months ended
	June 30, 2015	June 30, 2016
Net income from operations	64,934	(51,337)
Interest expenses, net	11,872	28,060
Income tax expenses	8,207	15,433
Depreciation and amortization	79,670	76,234
Share-based compensation	4,162	4,118
Other adjustments	(34,012)	(3,922)
Adjusted EBITDA	134,833	68,586

(*) Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange income, gain (loss) from disposal of property, plant and equipment, changes in fair value of derivatives and other income.